Cold Cam, Inc

February 25, 2013

To:

Geoffrey Kruczek

(202) 551-3641

Re:

Cold Cam Inc.

Registration Statement on Form S-1

Filed January 25, 2013

File No. 333-186197

 Dear Mr. Kluck:

Thank you for the comment letter dated February 20, 2013. Please find below our responses for your comments.

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.   Also, we note the exemptions you mention beginning on page 7.  Please consider describing the extent to which any of these are also available to you as a smaller reporting company.

Response:

We have added the following as the 2nd and 3rd full paragraphs on page 10:

“All the exemptions described above could be available to us, but we have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.

The Company has not and will not communicate with potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. There are no research reports or supplementary documents that would be distributed in reliance of section 2(a)(3) of the Securities Act of 1933 added by section 105(a) of the Jump Our Business Startups Act.  No broker or dealer is participating and no broker or dealer will participate in the Company’s offering.”

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

Prospectus Cover Page

2.    Please clarify how investors can purchase an odd number of shares given the per-share offering price you disclose.

Response:

We have disclosed at the end of the 2nd paragraph under the table on page 3; at the end of the paragraph above the table on page 10; on the second line of the table on page 10 and as the last paragraph on page 22:

“In the case of sale of an odd number of shares, the Company will round up the number of shares issued to the buyer.”

Prospectus Summary, page 6

3.    We note your disclosure in the penultimate paragraph of page 6 that your CEO is willing to advance up to $15,000 to the company.  Please reconcile this with your statements on pages 37 and 41 that Mr. Kato is committed to providing those funds and on page 42 that he may be willing to provide those funds.   Please also reconcile your disclosure here and on page 35 regarding no plans to merge with another business.

Response:

We have reconciled all our statements to express that that Mr. Kato is committed to provide those funds. We have also deleted the phrase “or merge with an operating company.” from the 5th paragraph on page 38.

4.    We note that the address disclosed on this page differs from the address identified as your principal executive offices in your registration statement cover page.  Please reconcile.  Also, if your principal executive office is in fact the one identified as such on your registration statement cover page, please revise to clarify, if true, that your principal executive office is also your CEO’s home.  Conversely, if the address mentioned here is your principal executive office, then please reconcile with your statement on page 36 that your president provides office space at no charge.

Response:

We have revised the 5th paragraph on page 6 and the 4th full paragraph on page 26:

“Our office is located at Rua Loefgreen 1654, ap 113 Sao Paulo, SP, Brasil, 04040-002, our telephone number is 775-297-4412 and our fax number is 775-546-6003. This is also the president’s home address and he provides such space at no charge to the company. Our United States and registered statutory office is located at 112 North Curry Street, Carson City, Nevada 89703, telephone number (775) 882-1013. The Company does not own or rent any property.”

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

5.    Please reconcile the amounts listed in the last table on page 7 with the first table on page 40.  Also, please show us your calculations supporting your conclusion on page 20 that the expense to maintain your reporting status amounts to $15,900.

Response:

We have reconciled the values in the table on page 7.

We have also corrected the figure representing the total auditor’s fees for the reviews of our Financial Statements for 3 forms 10Q’s, in the 4th paragraph on page 20:

“We expect to spend $2,000 with auditor’s fees for each review of our Financial Statements for 3 forms 10Q’s ($6,000 in total) and $3,500 for the fiscal year end financials audit. The bookkeeper’s fees for each financial statement will be $700 ($2,800 in total). We expect to have costs related to EDGARization of $1,100 ($600 for 3 forms 10Q’s and $500 for 1 form 10K) and $2,500 for the annual XBRL mapping fee.”

6.     Your disclosure at the bottom of page 9 regarding exemptions from Exchange Act Section 14(a) and (b) implies that you do not intend to register a class of your equity securities under Exchange Act Section 12, contrary to your disclosure on page 29.  Please reconcile.  If you do not intend to register a class of your equity securities, please revise to disclose the risks relating to inapplicability of the proxy rules and Exchange Act Section 16, as well as those relating to termination of periodic disclosure due to the automatic reporting suspension of Section 15 of the Exchange Act.

Response:

We have added the following paragraph on page 10, also as a response to comment 1.

“All the exemptions described above could be available to us, but we have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.

There is substantial uncertainty . . ., page 12

7.    We see in this section that you have referenced an audit report date of January 9, 2013.  However, we note that the auditor’s report on page 31 is dated January 4, 2013.  Please revise this section to reference the proper date of your auditor’s report or tell us why the date is different than the audit report date.

Response:

We have referenced the most current audit report in this Risk Factor on page 12.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

If we are unable . . ., page 12

8.    If your progress depends on “full utilization of our management” and management will spend only 10 hours per week, then please revise your document to clearly explain to investors how you intend to achieve the goals noted in your disclosure, including the “continuous growth” you anticipate, as stated on page 18.  Please also tell us the basis for the statement regarding expected “continuous growth.”

Response:

According to our statement in the 4th paragraph on page 29: “Mr. Kato is employed elsewhere and has the flexibility to work on CC up to 10 hours per week. He is prepared to devote more time to our operations as may be required.”

We have revised the 1st Risk Factor on page 13 and the 1st Risk Factor on page 17, to reflect the above mentioned fact:

“IF WE ARE UNABLE TO SUCCESSFULLY MANAGE GROWTH, OUR OPERATIONS COULD BE ADVERSELY AFFECTED

Our progress is expected to require the full utilization of our management, financial and other resources, which to date has occurred with limited working capital and partial devotion from our management (currently, about 10 hours per week). Our ability to manage growth effectively will depend on our ability to improve and expand operations, including our financial condition and to recruit, train and manage sales personnel. There can be no absolute assurance that management will be able to manage growth effectively.”

“BECAUSE OUR MANAGEMENT HAS ONLY AGREED TO PROVIDE THEIR SERVICES ON A PART-TIME BASIS, THEY MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL

Yonekatsu Kato, our sole officer and director, currently devotes approximately 10 hours per week to our business affairs. We do not have an employment agreement with Mr. Kato, nor do we maintain key life insurance for him. Currently, we do not have any full or part-time employees. If the demands of our business require the full business time of our management, he is prepared to devote more time to our operations, however, it is possible that he may not be able to devote sufficient time to the management of our business, as and when needed. If our management is unable to devote a sufficient amount of time to manage our operations, our business will fail.”

Because our business plan includes . . ., page 19

9.    Please tell us how this risk factor applies to your business.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

Response:

We have deleted the above mentioned Risk Factor from page 19.

Estimated expenses to maintain our reporting status . . ., page 20

10.  Please refer to the uses of proceeds table on page 19.  It appears from that table and your disclosure here that you intend to prioritize the proceeds from this offering to first pay expenses of this offering and ensure maintenance of reporting status for the next 12 months rather than developing an actual product.  Therefore, it also appears such allocation ensures that Mr. Kato will not be required to advance funds to you nor will you spend the funds he invested to acquire the shares he now holds.  If so, please revise to state so directly.

Response:

We have disclosed, on the bottom of page 20, as the 2 last paragraphs:

“We intend to prioritize the proceeds from this offering to first pay expenses of this offering and ensure maintenance of reporting status for the next 12 months. Mr. Kato will not be required to advance funds if we are able to raise enough funds through this offering. The funds invested by our president to acquire the shares he now holds are being and will continue to be used to pay for such expenses.

If we cannot raise enough funds to start our Plan of Operations, we would need to seek capital from other resources such as debt financing in order to develop our products.”

Plan of Distribution, page 22

11.  In an appropriate section of your document, please disclose the information required by Regulation S-K Item 201(a)(2)(ii).  Ensure your disclosure reflects the impact of Rule 144(i) under the Securities Act, given your disclosure on page 7 that you are a shell company, as well as your disclosure that shares will be issued to management’s friends, family and business associates.  Please also revise the second and third risk factors on page 14 accordingly; for example, will trading in your shares be more limited due to the high number held by affiliates?

Response:

We have corrected our statement at the end of the 2nd paragraph on our ‘Plan of Distribution’ section on page 22:

“…All of these shares will be offered to business associates, friends, and family of the management of the Company, as well as the general public in all jurisdictions that its prospectus is valid in and will not be limited to any region or country.”

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

12. With a view toward clarified disclosure, please tell us how you already know to whom the shares “will be issued.”

Response:

See response to comment 11 above.

Market Opportunity, page 26

13.  Please expand to clarify how your product will conserve energy and minimize door use, given that the door must be opened and closed for a picture to be taken.  Also, given the hardware and wires you say are necessary, it appears energy will be required to power your device, including the camera and touchscreen and related applications.  Please also highlight, if true, that adding your product to a conventional refrigerator will add to its cost.

Response:

We have revised our ‘Market Opportunity’ section started on page 26:

“The Company believes that our intended product is attractive to the public, initially as a novelty product. More importantly our product will help conserve energy by minimizing refrigerator door use, because it is intended to take pictures of the refrigerator’s contents every time the door is opened and closed. Therefore, the pictures on the screen would always be from the actual contents in the fridge.

 Users usually open the refrigerator door just to see what is inside. Using our product, there will be no need to open the refrigerator door just to see what is inside, because there will be a current photo from the last time the refrigerator was opened. Also, with our product, the user will be able to keep the door opened for less time, as he or she will know the location of the products, as per the photo on the touchscreen.

Even with the power necessary for the hardware (cameras and touchscreen) and wires installed, we believe that it will have an overall energy saving from the unnecessary door openings.

The useful touch screen and the applications would keep us pertinent. Evidently, the installation of our product will likely raise the cost of the refrigerator; however, this product will be intended for higher end clients…”

Description of our Product, page 26

14.  We note that you plan to “develop” a camera system.  Please revise to clarify whether you plan to manufacture your products, such as the camera, connection wires, touch

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

screen and software, or whether you will merely assemble the products from existing components.  Please also revise to clarify how manufacturing or assembling impacts your plan of operation.  For example, tell us how you “plan to use existing touch screen technology” consistent with applicable intellectual property rights.  If you plan to purchase or license such technology, please tell us how your plan of operation takes those costs into account.

Response:

We have added the 8th, 9th and 10th paragraphs on page 27 to state:

“We do not plan to manufacture products, such as the camera, connection wires or touch screens. We intend to develop specific software for our product needs,

Our goal is to assemble a functional prototype using existing components and technologies. For this reason, it is possible that it will be some costs related to intellectual property rights and/or licensing costs from the equipment and parts used in our prototype for large manufacturing.

We do not expect to have to pay for licensing or to intellectual property rights costs because we will not manufacture this product in large scale. Having to pay for licensing and to intellectual property rights would be responsibility of the refrigerator manufacturing company to which we would license our products.”

 Competitive Advantages, page 27

15.   We note you believe you will have “no direct competitors” once your product is developed.  Please clarify how you reached this conclusion.  We note, in this regard, that the energy-saving advantages to your product are not clear from your disclosure.

Response:

On regards of the energy-saving advantages, please see response to comment 13 above. We have revised the 2nd paragraph on page 28:

“We believe that once we are able to develop our product, we would have no direct competitors as we have no knowledge of any other similar product current in the market or under development. This statement is solely based on the Company’s opinion and there is no data to support it.”

Index to Consolidated Financial Statements, page 30

16.  Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response:

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

We have not updated our Financial Statements, as they are still valid as of the date of this filing.

Plan of Operation, page 39

17.  Please clarify what you mean by “start its activities.”  Please also revise to provide support for the expectations disclosed in the first paragraph on page 41, including what you mean by “fully operational,” and how the dates you reference relate to when this offering will terminate.

Response:

We have revised the first paragraph under the ‘Plan of Operation’ section, on page 40:

“Over the 12 month period starting upon the termination of this offering, granted that we have raised enough funds, our Company expects to start generating revenue after completing the steps described below. If we do not raise enough cash through this offering, the following plan of operation below will take effect after we raise enough funds to do so.”

We have also deleted the first paragraph on page 43, as the dates in it were unrealistic.

18.  From your disclosure on page 7, it appears you are not required to spend 100% of each allocation in order to implement your plan.  Therefore, please revise to clarify what will be accomplished by allocating the full amount for each use, as opposed to the minimum amount needed to achieve the desired purpose.  For example, if you could accomplish product development and testing with $48,000, then why would you spend $70,000?  Your revised disclosure should clearly explain for what exact purpose the proceeds will be used.

Response:

We have included the following paragraph under the table on page 7:

“CC believes that the sale of 100% of the shares offered herein would allow us to successfully implement our Plan of Operation. We believe that the sale of 75% of the shares offered herein would possibly allow us to implement our Plan of Operation with some compromises. The sale of 50% of the shares offered herein would likely not be enough to complete our Plan of Operation. The sale of 25% of the shares offered herein would not be enough to complete our Plan of Operation (see our Plan of Operation on page 41 for more details).”

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

2. Product development and testing, page 39

19.  Please clarify the purposes to which the funds you raise will be put and how you determined the amounts in the table will be adequate.  We note the reference to “materials and equipment” but it is unclear what these terms include.  For example, do you mean raw materials or finished components?  Will you need to rent space, manufacturing/assembly equipment and rights to use intellectual property?

Response:

We have amended our Plan of Operation started on page 40:

1.    “Searching for and hiring a developer (length 2 months): We plan on searching for a capable developer for our product. We intend to interview the prospected developers, negotiate payment according to our available funds and hire the most suitable one. The company's president will be responsible for all the research, negotiations and hiring third party developer(s). We plan to search of developers and meeting expenses. We plan on placing paid classified ads, on the internet and newspapers.

% of the shares offered herein are sold	Amount allocated to search for and hire a developer
100%	$1,500
75%	$1,000
50%	$750
25%	$500

If 100% of the shares offered are sold we expect to allocate $1,500 for this step: $750 would be used to pay for the ads and $750 would be used for costs with meetings.

If 75% of the shares offered are sold we expect to allocate $1,000 for this step: $500 would be used to pay for the ads and $500 would be used for costs with meetings.

If 50% of the shares offered are sold we expect to allocate $750 for this step: $400 would be used to pay for the ads and $350 would be used for costs with meetings.

If 25% of the shares offered are sold we expect to allocate $500 for this step: $300 would be used to pay for the ads and $200 would be used for costs with meetings.

With a greater number of shares sold, we would be able to reach and interview a higher number of candidates. 100% of shares sold would give us more options than 75% of shares sold. 75% would give us more options than 50% and less than 100%, respectively.  Number of options on 100% > 75% >50% > 25%.

2.    Product development and testing (length 9 months): After hiring a developer, we plan on purchasing the necessary materials and equipment according to the developer's needs

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

(such as: tools, wires, touch screens and/or tablets, cameras, etc). The company's president will be responsible for all the shopping and purchasing. We intend to allocate the costs to pay the developer and for purchasing materials and equipment.

We do not expect to rent space. We do not plan to manufacture products, such as the camera, connection wires or touch screens. We intend to develop specific software for our product needs,

Our goal is to assemble a functional prototype using existing components and technologies. For this reason, it is possible that it will be some costs related to intellectual property rights and/or licensing costs from the equipment and parts used in our prototype for large manufacturing.

We do not expect to have to pay for licensing or to intellectual property rights costs because we will not manufacture this product in large scale. Having to pay for licensing and to intellectual property rights would be responsibility of the refrigerator manufacturing company to which we would license our products.

% of the shares offered herein are sold	Amount allocated to develop and test product
100%	$69,300
75%	$47,300
50%	$24,800
25%	$1,100

If 100% of the shares offered are sold we expect to allocate $69,300 for this step: we plan on using $25,000 for paying the developer and $44,300 for the purchase of the necessary materials and equipment (such as: tools, wires, touch screens and/or tablets, cameras, etc).

If 75% of the shares offered are sold we expect to allocate $47,300 for this step: we plan on using $20,000 for paying the developer and $27,300 for the purchase of the necessary materials and equipment (such as: tools, wires, touch screens and/or tablets, cameras, etc). Due to the lower amount for the purchases, we could be required to buy some used equipment.

If 50% of the shares offered are sold we expect to allocate $24,800 for this step: we plan on using $10,000 for paying the developer and $14,800 for the purchase of the necessary used materials and equipment (such as: tools, wires, touch screens and/or tablets, cameras, etc). Additional funds could be necessary.

If 25% of the shares offered are sold we expect to allocate $1,100 for this step: this amount would not be enough to develop our prototype. Additional funds would be necessary.”

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

Capital Resources and Liquidity, page 41

1.    We note your statement that you do not anticipate purchasing any significant equipment.  Please reconcile this with your disclosure on pages 39 and 40 that you plan on purchasing necessary equipment according to your developer’s needs.

Response:

We have amended the 7th paragraph on page 43:

“We do not anticipate researching any further products or services. We plan on purchasing the necessary materials and equipment according to the developer's needs (such as: tools, wires, touch screens and/or tablets, cameras, etc) in order to develop our prototype. We also do not expect any significant additions to the number of employees.”

Directors and Executive Officers, page 42

2.     Your registration statement cover page appears to indicate that Mr. Kato is the president of State Agent & Transfer Syndicate, Inc.  If that is true, please revise your disclosure under Regulation S-K Item 401 accordingly.

Response:

Mr. Kato is not and had never been the president of State Agent & Transfer Syndicate, Inc. We have corrected the placement of Mr. Kato’s name and title on the cover page.

 Other Expenses of Issuance . . ., page 47

3.    Your disclosures here and on the next page indicate you will pay at least a portion of the expenses of this offering from your existing cash.  Your disclosure elsewhere, such as page 19, indicates you will pay such expenses from the proceeds of this offering.  Please reconcile.

Response:

Please see response to comment 10 above.

Exhibit 5.1

4.    It is generally inappropriate for counsel to assume legal conclusions or facts that are material to the opinion being provided.  For example, in the third paragraph, counsel appears to indicate that the shares will not be duly and validly authorized until “legally sold.”  We also note the limitations in the second and last sentence of the fourth paragraph.  Please file a revised opinion.  Also, from the third paragraph, it appears that counsel is relying on a definition of the term

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Cold Cam, Inc

“Registered Shares” that is not included in the opinion.  If so, please file an opinion that clarifies the meaning of the term.

Response:

We have provided an updated legal opinion.

Exhibit 23

5.    To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

Response:

We have provided an updated signed consent from our independent accountants.

Sincerely,

/s/ Yonekatsu Kato

Yonekatsu Kato

President and Director

Cold Cam, Inc.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com